Exhibit 12

(thousands of US dollars, except ratio of earnings to fixed charges)	IFRS
Ratio of earnings in fixed charges*	2009	2010	2011
Earnings
Pre-Tax earnings	358,133	898,767	773,285
Interest expense	193,872	213,912	202,579
Total earnings	552,005	1,112,679	975,864
Fixed charges
Interest expense	195,951	210,187	201,150
Capitalized interest	8,868	8,613	4,685
Total fixed charges	204,819	218,800	205,835

Ratio of earnings to fixed charges	2.7%	5.1%	4.7%